SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICA FIRST APARTMENT INVESTORS, INC.

(Name of Issuer)

COMMON STOCK
$0.01 PAR VALUE

(Title of Class of Securities)

02363X104

(CUSIP Number)

Michael J. Draper

The Burlington Capital Group LLC

1004 Farnam Street, Suite 400

Omaha, NE  68102

Telephone: (402) 444-1630

Copy to:
Steven P. Amen

Kutak Rock LLP

1650 Farnam Street

Omaha, NE  68102

Telephone: (402) 346-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02363X104

1.	Name of Reporting Person: The Burlington Capital Group L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 47-0776455

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) X
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 616,273*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 616,273*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 616,273*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

13.	Percent of Class Represented by Amount in Row (11): 5.6%**

14.	Type of Reporting Person (See Instructions): OO***

Page 2 of 9 Pages

CUSIP No. 02363X104

_______________

*  525,000 shares were acquired in connection with a merger between America First Apartment Investors, Inc. and America First Apartment Advisory Corporation, which was a wholly-owned subsidiary of The Burlington Capital Group LLC.  See Item 3, below.  The balance of the shares were acquired by The Burlington Capital Group LLC in connection with the conversion of the Company's predecessor into a corporation in January 2003 and the merger of America First Real Estate Investment Partners, L.P. with and into the Company in July 2004.

**  The percentage is based a denominator consisting of (i) 10,510,588 shares of common stock of America First Apartment Investors, Inc. outstanding as of November 1, 2005 as stated on the cover page of the Company's Form 10-Q for the quarter ended September, 2005, and (ii) 525,000 shares of common stock of issued by the Company in connection with the merger described in Item 3 below.

***  The Burlington Capital Group LLC is a Delaware limited liability company.

Page 3 of 9 Pages

CUSIP No. 02363X104

1.	Name of Reporting Person: Michael B. Yanney		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) X
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,000*

		8.	Shared Voting Power: 616,273*

		9.	Sole Dispositive Power: 1,000*

		10.	Shared Dispositive Power: 616,273*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 617,273*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

13.	Percent of Class Represented by Amount in Row (11): 5.6%**

14.	Type of Reporting Person (See Instructions): IN
CUSIP No. 02363X104

_______________

*  Total shares beneficially owned by Mr. Yanney include 616,273 issued and outstanding shares owned of record by The Burlington Capital Group LLC, of which Mr. Yanney is the majority owner, manager and executive officer, plus 1,000 shares subject to options currently exercisable by Mr. Yanney or which will become exercisable within 60 days of the date hereof.

**  The percentage is based a denominator consisting of (i) 10,510,588 shares of common stock of America First Apartment Investors, Inc. outstanding as of November 1, 2005 as stated on the cover page of the Company's Form 10-Q of. for the quarter ended September, 2005, (ii) 525,000 shares of common stock issued by the Company in connection with the merger described in Item 3 below, and (iii) 1,000 shares subject to options currently exercisable by Mr. Yanney or which will become exercisable within 60 days of the date hereof.

Page 4 of 9 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of America First Apartment Investors, Inc., a Maryland corporation (the "Company").  The principal executive offices of the Company are located at 1004 Farnam Street, Suite 400, Omaha, Nebraska, 68102

Item 2.  Identity and Background.

This Statement is filed jointly by The Burlington Capital Group, a Delaware limited liability company ("Burlington"), and Michael B. Yanney, an individual citizen of the USA ("Mr. Yanney").

The address of the principal executive offices of Burlington and the style="FONT-SIZE: 12pt; FONT-FAMILY: Times New Roman"> business address of Mr. Yanney, is 1004 Farnam Street, Suite 400, Omaha, Nebraska  68102.

Burlington is a diversified investment management firm located in Omaha, Nebraska, with offices in New York and Moscow.  Since 1984, Burlington has sponsored public and private limited partnerships formed to invest in various alternative investments such as multifamily real estate, mortgage securities, tax-exempt mortgages, mortgage servicing rights, financial institutions and the agribusiness industry in the former Soviet Union.

Mr. Yanney is the Chairman of the Board of Managers of Burlington.  He is also the Chairman of the Board of Directors of the Company.

Neither Burlington nor Mr. Yanney have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration.

In connection with a merger (the "Merger") between America First Apartment Advisory Corporation, which was a wholly-owned subsidiary of Burlington, and the Company, Burlington acquired 525,000 shares (the  "Merger Shares") of the Common Stock valued at $14.087 per share, which was the average per share closing price for the Common Stock during the 20 day period ending December 29, 2005.  The balance of the shares were acquired by The Burlington Capital Group LLC in connection with the conversion of the Company's predecessor into a corporation in January 2003 and the merger of America First Real Estate Investment Partners, L.P. with and into the Company in July 2004.

Item 4.  Purpose of Transaction.

The Merger Shares were issued by the Company to Burlington as merger consideration in partial exchange for all of the issued and outstanding shares of America First Apartment Advisory Corporation.  Prior to the Merger, America First Apartment Advisory Corporation was a wholly-owned subsidiary of Burlington and provided external management services to the Company.  The purpose of the Merger was to enable the Company to internalize the management of the Company's operations.

The reporting persons expect to hold the shares as long-term investments and are supportive of the Company's strategic growth plan.  The reporting persons have no present plans or proposals which relate to or would result in the acquisition or disposition of securities of the issuer, any extraordinary corporate transaction, the sale or transfer of a material amount of assets of the Company, a change in the present Board of Directors of management of the Company, any material change to the present capitalization or dividend policy of the Company, any other material change in the Company's business or corporate structure, changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, cause the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Company to become eligible for termination of registration, or any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)  Burlington has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 616,273 shares of the Common Stock owned and held of record by Burlington.  Such shares represent 5.6% of the total shares of Common Stock reported outstanding as of November 1, 2005 on the cover page of the Form 10-Q of the Company for the quarter ended September 30, 2005, and the 525,000 Merger Shares.  Such shares represent 5.6% of the total shares of Common Stock reported outstanding as of November 1, 2005 on the cover page of the Form 10-Q of the Company for the quarter ended September 30, 2005 plus the 525,000 Merger Shares.

Mr. Yanney is deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 617,273 shares of Common Stock of the Company, including 616,273 issued and outstanding shares owned by The Burlington Capital Group LLC, of which Mr. Yanney is the majority owner, manager and executive officer, plus 1,000 shares subject to options currently exercisable by Mr. Yanney or which will become exercisable within 60 days of the date hereof.  Such shares represent 5.6% of the total shares of Common Stock reported outstanding as of November 1, 2005 on the cover page of the Form 10-Q of the Company for the quarter ended September 30, 2005, the 525,000 Merger Shares, and the additional 1,000 shares that would be issued and outstanding if all such options were exercised.

The voting and dispositive power over shares that would be issued upon exercise of his options is reported as held solely by Mr. Yanney.  The voting and dispositive power over the remainder of the shares is reported as shared between Mr. Yanney and Burlington.

(c)  The only transaction in the Common Stock by the reporting persons during the past 60 days was the Merger which resulted in the acquisition of the Merger Shares.  As  a result of the Merger, America First Apartment Advisory Corporation, previously a wholly-owned subsidiary of Burlington, was merged with and into the Company.  In addition to certain cash consideration,  Burlington acquired 525,000 shares of the Common Stock valued at $14.087 per share, which was the average per share closing price for the Common Stock during the 20 day period ending December 29, 2005.  The Merger closed on December 30, 2005.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the best knowledge of Burlington and Mr. Yanney, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:

Joint Filing Agreement, dated January 6, 2006, between The Burlington Capital Group LLC. and Michael B. Yanney.

Page 5 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2006

THE BURLINGTON CAPITAL GROUP LLC

By:  /s/  Michael B. Yanney

Name:  Michael B. Yanney

Title:  Chairman

/s/  Michael B. Yanney

Michael B. Yanney

Page 6 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, par value $0.01 per share, of America First Apartment Investors, Inc. is being filed on behalf of each of the undersigned under the Securities Exchange Act of 1934, as amended.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 6, 2006

THE BURLINGTON CAPITAL GROUP LLC

By:  /s/  Michael B. Yanney

Name:  Michael B. Yanney

Title:  Chairman

/s/  Michael B. Yanney

Michael B. Yanney